UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Jerash Holdings (US), Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47632P101

(CUSIP Number)

Choi Lin Hung

Chairman, Chief Executive Officer and President

Jerash Holdings (US), Inc.

147 W. 35th Street, Room #1603

New York, New York 10001

(212) 575-9085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47632P101	SCHEDULE 13D	Page 2 of 5

1	Name of Reporting Persons Choi Lin Hung
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,641,913(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,641,913(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,641,913(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.8%(2)
14	Type of Reporting Person IN

(1)	Includes 4,305,875 shares of common stock held of record by Merlotte Enterprise Limited, of which Mr. Choi is the sole member, and 336,038 shares of common stock issuable to Mr. Choi upon the exercise of stock options granted to Mr. Choi on April 9, 2018, which are immediately exercisable.
(2)	This percentage is based on 11,325,000 shares of common stock outstanding as of the closing of the Issuer’s initial public offering on May 2, 2018. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 11,325,000 outstanding shares of common stock plus the 336,038 shares of common stock issuable to Mr. Choi upon the exercise of stock options described above.

CUSIP No. 47632P101	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer

This Schedule 13D is being filed with respect to the shares of common stock, par value $0.001 per share, of Jerash Holdings (US), Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 147 W. 35th Street, Room #1603, New York, New York 10001.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Mr. Choi Lin Hung (the “Reporting Person”).
(b)	The address for the Reporting Person is 19/F, Ford Glory Plaza, 37 – 39 Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong.
(c)	The Reporting Person’s principal occupation is acting as Chairman, Chief Executive Officer and President of the Issuer, which, through its wholly owned subsidiaries, is principally engaged in the manufacturing and exporting of customized, ready-made outerwear from knitted fabric produced in facilities in Jordan.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

Merlotte Enterprise Limited (“Merlotte”), of which the Reporting Person is the sole member, acquired its shares of the Issuer pursuant to the share exchange and merger that created the Issuer. First, on May 11, 2017, the shareholders of Global Trend Investments Limited, a limited company incorporated in the British Virgin Islands (“Global Trend”), contributed 100% of the outstanding capital stock of Global Trend to the Issuer in exchange for an aggregate of 8,787,500 shares of the Issuer’s common stock, with Global Trend becoming the wholly-owned subsidiary of the Issuer. Second, Global Trend merged with and into the Issuer, with the Issuer being the surviving entity, as a result of which the Issuer became the direct parent of Global Trend’s wholly-owned operating subsidiaries, Jerash Garments and Fashions Manufacturing Company Limited, including its wholly owned subsidiaries, and Treasure Success International Limited. Merlotte has an interest in certain of the Issuer’s subsidiaries. Through the Reporting Person’s interest in Merlotte, the Reporting Person may be deemed to be the beneficial owner of 4,305,875 shares of the Issuer’s common stock.

On April 9, 2018, the board of directors of the Issuer approved a grant of stock options to the Reporting Person pursuant to the Jerash Holdings (US), Inc. 2018 Stock Incentive Plan. Pursuant to this grant, the Reporting Person is entitled to immediately purchase 336,038 shares of the Issuer’s common stock at an exercise price of $7.00. The stock options expire on April 9, 2023.

Item 4.	Purpose of Transaction

The Reporting Person is the Chairman, Chief Executive Officer and President of the Issuer. He initially acquired shares in connection with the transaction described above in Item 3. In addition, he received a grant of stock options based on his services rendered to the Issuer as described above in Item 3. Except in his capacity as Chairman, Chief Executive Officer and President of the Issuer or as set forth herein, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 47632P101	SCHEDULE 13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The Reporting Person has sole voting and dispositive power over the shares listed in Item 11 and owns the percentage indicated in Item 13 on the cover page of this Schedule 13D.
(c)	In the last 60 days, the Reporting Person was granted stock options by the Issuer, as described in Item 3 above.
(d)	Except as otherwise described herein, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the common stock described in this Item 5.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
A*	Equity Contribution Agreement, dated as of May 11, 2017, by and among (i) Jerash Holdings (US), Inc., (ii) Merlotte Enterprises Limited, Lee Kian Tjiauw and Ng Tsze Lun, and (iii) Maxim Partners LLC, Dayspring Capital LLC, HSE Capital Partners, LLC, GH Global Enterprises, LLC and Asset Intelligence Limited
B*	Agreement and Plan of Merger, dated as of May 11, 2017, by and between Global Trend Investments Limited and Jerash Holdings (US), Inc.
C*	Certificate of Incorporation of Jerash Holdings (US), Inc.
D*	Certificate of Amendment to the Certificate of Incorporation of Jerash Holdings (US), Inc., dated as of January 13, 2017
E*	Certificate of Amendment to the Certificate of Incorporation of Jerash Holdings (US), Inc., dated as of May 11, 2017
F*	Certificate of Merger, dated as of May 11, 2017
G**	Jerash Holdings (US), Inc. 2018 Stock Incentive Plan
H**	Form of Option Award Notice and Agreement (Employee)

*	Filed as an exhibit to the Issuer’s Registration Statement on Form S-1 (File No. 333-218991) with the Securities and Exchange Commission on June 27, 2017 and incorporated herein by reference
**	Filed as an exhibit to the Issuer’s Current Report on Form 8-K with the Securities and Exchange Commission on March 23, 2018 and incorporated herein by reference

CUSIP No. 47632P101	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2018	CHOI LIN HUNG

/s/ Choi Lin Hung
Choi Lin Hung